Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of YM BioSciences Inc. (the “Company”) on Form 40-F for the year ended June 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Leonard Vernon, Vice President, Finance and Administration of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Leonard Vernon
Leonard Vernon
Vice President, Finance and Administration

September 22, 2011